UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2021

UNITED COMMUNITY BANKS, INC.

(Exact name of registrant as specified in its charter)

Georgia	001-35095	58-1807304
(State or other jurisdiction	(Commission	(IRS employer
of incorporation)	file number)	identification no.)

125 Highway 515 East
Blairsville, Georgia 30512
(Address of principal executive offices)

Registrant's telephone number, including area code:
(706) 781-2265

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common stock, par value $1 per share	UCBI	Nasdaq Global Select Market
Depositary shares, each representing 1/1,000th interest in a share of Series I Non-Cumulative Preferred Stock	UCBIO	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On May 27, 2021, United Community Banks, Inc. (the “Company”) and Aquesta Financial Holdings, Inc. (“Aquesta”) announced that they had entered into a definitive merger agreement. The agreement provides for the acquisition of Aquesta and Aquesta Bank, Aquesta’s wholly-owned bank subsidiary, by the Company and United Community Bank, the Company’s wholly-owned bank subsidiary, respectively.

The transaction is expected to close in the fourth quarter of 2021, subject to the receipt of regulatory approvals and the approval of Aquesta’s stockholders.

Under the terms of the agreement, Aquesta stockholders will be entitled to elect to receive, in respect of each share of Aquesta common stock held by them, either 0.6386 shares of common stock of the Company or $21.50 in cash, provided that the aggregate consideration issued by the Company will be prorated as necessary to ensure that no more than 30% of the aggregate consideration is issued in cash.

A copy of the joint press release issued by the Company and Aquesta is furnished as Exhibit 99.1 to this Current Report on Form 8-K. In addition, the Company has posted on the “Investor Relations—Presentations” page of its website (ir.ucbi.com/events-and-presentations) an investor presentation related to its acquisition of Aquesta. A copy of the investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the merger of Aquesta with and into the Company (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the failure to obtain the necessary approval by the stockholders of Aquesta, (2) the ability of the Company to obtain required governmental approvals of the Merger, (3) the failure of the closing conditions in the definitive merger agreement to be satisfied, or any unexpected delay in closing the Merger, and (4) the risk of potential litigation or regulatory action related to the Merger. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, and other documents subsequently filed by the Company with the SEC.

Many of these factors are beyond the Company’s and Aquesta’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither the Company nor Aquesta undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for the Company or Aquesta to predict their occurrence or how they will affect the Company or Aquesta. The Company and Aquesta qualify all forward-looking statements by these cautionary statements.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed Merger, the Company intends to file a registration statement on Form S-4 with the SEC to register the shares of the Company’s common stock that will be issued to Aquesta’s shareholders in connection with the Merger. The registration statement will include a proxy statement/prospectus and other relevant materials in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company on its website at www.ucbi.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

The Company, Aquesta and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Aquesta shareholders in connection with the proposed Merger. Information regarding the directors and executive officers of the Company and Aquesta and other persons who may be deemed participants in the solicitation of the shareholders of Aquesta in connection with the Merger will be included in the proxy statement/prospectus for Aquesta’s special meeting of shareholders, which will be filed by the Company with the SEC. Information about the directors and officers of the Company and their ownership of the Company’s common stock can also be found in the Company’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 30, 2021, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits	The following exhibit index lists the exhibits that are either furnished or filed with this Current Report on Form 8-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of United Community Banks, Inc. dated May 27, 2021(furnished only)
99.2	Investor Presentation dated May 27, 2021 (furnished only)
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED COMMUNITY BANKS, INC.

By:	/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and Chief Financial Officer

Date: May 27, 2021